SD 9/6/05



SECUR 05041803 ION

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9/2

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49045

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Centurion Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

319 Lafayette Street
(No. and Street)

Washington (City) Missouri (State) 63090 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold Vannier (636) 390-2008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Ristau & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

4339 Butler Hill Road (Address) St. Louis (City) Missouri (State) 63128 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2005
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
AUG 29 2005
WASH. D.C.
198
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/6/05

OATH OR AFFIRMATION

I, Harold Vannier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centurion Securities Corporation, as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer & Chief Operating Officer

Title



Notary Public



Debra A. Jones
Notary Public - Notary Seal
State of Missouri
Franklin County
Commission # 05545270
My Commission Expires: 2-24-2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

CENTURION SECURITIES CORPORATION

June 30, 2005

CENTURION SECURITIES CORPORATION

Table of Contents

June 30, 2005

* All customer transactions are cleared through another broker-dealer on a fully-disclosed basis. Accordingly, Centurion Securities Corporation qualifies for the exemptive provision of (k)(2)(ii) of Rule 15c3-3.

** None, as all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.


Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4339 Butler Hill Road
St. Louis, Missouri 63128
Phone (314) 845-6050 Fax (314) 845-5902

Independent Auditors' Report

The Board of Directors
Centurion Securities Corporation:

We have audited the accompanying statement of financial condition of Centurion Securities Corporation (the Company) as of June 30, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centurion Securities Corporation at June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
August 11, 2005

CENTURION SECURITIES CORPORATION

Statement of Financial Condition

June 30, 2005

ASSETS

Cash	$ 1,668
Deposits with clearing organizations - money market fund	5,827
Other assets	176
	$ 7,671

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$ –
Commitments and contingencies (note 5)	
Stockholders' equity (note 4):	
Common stock, no par value; 30,000 shares authorized, 228 shares issued and outstanding	17,888
Retained deficit	(8,312)
Treasury stock, at cost - 76 shares	(1,905)
Total stockholders' equity	7,671
	$ 7,671

See accompanying notes to financial statements.

CENTURION SECURITIES CORPORATION

Statement of Operations

Year ended June 30, 2005

Revenues:	
Commissions	$ 110,807
Interest income	32
Other income (note 6)	25,005
Total revenues	135,844
Expenses:	
Commissions	101,378
Clearance fees	3,236
Office and administration	5,097
Professional fees	14,382
Licensing and registration	7,061
Occupancy (note 3)	1,994
Insurance	1,505
Marketing	970
Other expenses	6,328
Total expenses	141,951
Net loss before taxes	(6,107)
Income tax benefit (note 2)	–
Net loss	$ (6,107)

See accompanying notes to financial statements.

CENTURION SECURITIES CORPORATION

Statement of Changes in Stockholders' Equity

Year ended June 30, 2005

	Common stock	Retained earnings (deficit)	Treasury stock	Total
Balance at June 30, 2004	$ 12,188	(2,205)	(1,905)	8,078
Contributions to paid in capital	5,700	–	–	5,700
Net loss	–	(6,107)	–	(6,107)
Balance at June 30, 2005	$ 17,888	(8,312)	(1,905)	7,671

See accompanying notes to financial statements.

CENTURION SECURITIES CORPORATION

Statement of Cash Flows

Year ended June 30, 2005

Cash flows from operating activities:	
Net loss	$ (6,107)
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in money market fund deposits with clearing organizations	(31)
Decrease in commissions receivable	2,314
Decrease in accounts payable	(1,350)
Net cash used by operating activities	(5,174)
Cash flows from financing activities - contributions of additional paid-in capital	5,700
Net decrease in cash and cash equivalents	526
Cash at beginning of year	1,142
Cash at end of year	$ 1,668

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Centurion Securities Corporation (the Company), which formerly operated as Citadel Investment Services, Inc., is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated under the laws of Missouri in December 1995. The Company operates as a fully-disclosed introducing broker and does not maintain customer accounts or securities.

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commission income and expenses, as well as related clearing expenses, are recorded on a trade-date basis.

Income Taxes

Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using expected tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date.

NOTE 2 - INCOME TAXES

The Company has net operating loss carryforwards totaling $35,243 which expire at various dates through 2025. The Company has established a 100% valuation reserve on the net operating loss carryforwards as it is more likely than not that, based on the current level of operations, some portion of the assets will not be realized.

NOTE 3 - RELATED PARTY TRANSACTIONS

Shareholders of the Company provide certain administrative services and equipment for the Company at no cost, while certain other purchases and services have been reimbursed for costs incurred by shareholders. Except for commissions on sales, no other salaries, wages, or forms of compensation are paid to shareholders or officers of the Company.

The Company shares office space with a company owned and controlled by one of the Company's principal shareholders. The Company and the related entity lease such space from an unaffiliated third party on a month-to-month basis. The Company's share of such monthly rental payments totaled $1,800 for the year ended June 30, 2005.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2005, the Company had net capital of $7,536, which was $2,536 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was zero.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Various matters have arisen in the normal course of business which, in the opinion of management after discussion with legal counsel, will not result in any material liability to the Company. One such matter is an arbitration case which has been filed with the NASD by certain customers of the Company alleging that the Company's two principal officers, acting in their capacity as registered representatives of the Company, damaged the customers regarding certain investment transactions made for the customers. The plaintiff customers have requested that the NASD arbitration panel enter an award of compensatory damages in excess of $200,000, unspecified lost opportunity costs and model portfolio damages, unspecified punitive damages, prejudgment interest, and costs and attorney fees. The arbitration hearing is scheduled for October 11-13, 2005.

NOTE 6 – GAIN ON SALE OF CORPORATE NAME

During the year ended June 30, 2005, the Company sold its rights to the former corporate name, Citadel Investment Services, Inc., to a third party. The $25,000 gain recognized on this sale is included in other income in the accompanying statement of operations.

CENTURION SECURITIES CORPORATION

Computation of Net Capital Under Rule
15c3-1 of the Securities and Exchange Commission

June 30, 2005

Net capital:	
Total stockholders' equity	$ 7,671
Deductions:	
Nonallowable assets – other assets	(135)
Net capital	$ 7,536
Aggregate indebtedness:	$ –
Minimum net capital requirement	$ 5,000
Excess net capital	$ 2,536
Ratio of aggregate indebtedness to net capital	–
Reconciliation with Company's computation of net capital:	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 7,671
Adjustments – none	–
Net capital per above	$ 7,671

See accompanying independent auditors' report.



Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4339 Butler Hill Road
St. Louis, Missouri 63128
Phone (314) 845-6050 Fax (314) 845-5902

Independent Auditors' Supplementary
Report on Internal Control

The Board of Directors and Stockholders
Centurion Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Centurion Securities Corporation (the Company), as of and for the year ended June 30, 2005, we considered the Company's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's objectives referred to above. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.





Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design or operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above, except for the following two matters:

- Segregation of Functional Responsibilities – The Company operates with two primary officers, with the Chief Financial Officer handling all financial transactions, writing checks, recording entries, etc. Prior to December 2004, all financial transaction details had been reviewed by the Company's chief executive officer, providing as much of an overall review and monitoring of functions as is possible in a two-person operation. However, beginning in December 2004, the Company's chief executive officer ceased reviewing the Company's detail financial transactions, resulting in a lack of segregation of duties between the two officers.

- Financial Recordkeeping – Our audit procedures revealed a general lack of organization of financial records of the Company which, together with the lack of supporting documentation of a significant reimbursement paid to the chief executive officer, created a material weakness in the financial recordkeeping of the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives, except as noted above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
August 11, 2005